Exhibit 99.1

PRESS RELEASE

Hydrogenics Announces Results of Special Shareholder Meeting

Solidifies CommScope Partnership

Mississauga, Ontario — September 28, 2010 — Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, announced that, at the special meeting for holders of Hydrogenics common shares held at 10 a.m. Eastern today, September 28, 2010, shareholders overwhelmingly approved the private placement of 1,307,513 common shares of Hydrogenics with CommScope, Inc. of North Carolina, a subsidiary of CommScope, Inc. (NYSE: CTV), pursuant to the strategic alliance announced on August 9, 2010.  The resolution was approved by 89% of votes cast by shareholders at the special meeting. CommScope was not entitled to vote its common shares on the resolution.  As previously announced, Hydrogenics issued 879,393 common shares to CommScope on August 12, 2010. Today’s shareholder approval was with respect to three additional investment tranches, the first of which will close shortly; the latter two are subject to the satisfaction by Hydrogenics of certain agreed upon product development milestones with respect to Hydrogenics’ fuel cell business, which are expected to occur by the third quarter of 2011.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995.  These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics’ business. Readers should not place undue reliance on Hydrogenics’ forward-looking statements.  Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance.  Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release. The forward-looking statements contained in this release are expressly qualified by this.

For further information, contact:

Company Contact:	Investor Relations Contact:
Lawrence Davis, Chief Financial Officer	Chris Witty
(905) 361-3633	(646) 438-9385
investors@hydrogenics.com	cwitty@darrowir.com